Exhibit 99.1

PRESS RELEASE

ERYTECH Provides Business and Financial Update for the First Quarter of 2022

Conference call and webcast on Friday, May 13, 2022
at 8:30am EDT / 02:30pm CEST

•U.S. cell therapy manufacturing facility sold to Catalent for a total consideration of USD 44.5 million
•Progress towards seeking approval of GRASPA® (BLA) for the treatment of acute lymphoblastic leukemia (ALL) patients with hypersensitivity to pegylated asparaginase
•Cash and cash equivalents of EUR 25.1 million (USD 27.9 million) at the end of March 2022
•Transaction with Catalent brings ERYTECH’s cash to approximately EUR 55 million (USD 60 million) on April 22, 2022, and extends cash runway to mid-2024

Cambridge, MA (U.S.) and Lyon (France), May 12, 2022 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today provided a business and financial update at the end of March 2022.

“With the sale of our U.S. manufacturing facility to Catalent and the planned long-term supply agreement with Catalent, we managed to secure our potential long-term manufacturing needs in the United States while significantly extending our cash runway,” said Gil Beyen, Chief Executive Officer of ERYTECH. “This brings us in a good position for the ongoing review of strategic options for the company, while we continue to focus on seeking an approval in the United States for our lead product candidate eryaspase (GRASPA®) for the treatment of acute lymphoblastic leukemia patients who experienced hypersensitivities to pegylated asparaginase.”

Business Highlights of the first quarter and April 2022

▪U.S. cell therapy manufacturing facility sold to Catalent for a total consideration of USD 44.5 million

Under the terms of an asset purchase agreement between ERYTECH and Catalent (the “APA”), Catalent acquired ERYTECH’s state-of-the-art commercial-scale cell therapy manufacturing facility in Princeton, New Jersey, for a total consideration of $44.5 million. ERYTECH’s staff at the site of approximately 40 people have been offered Catalent's employment.

The parties also agreed on the terms of a long-term supply agreement, under which Catalent will manufacture ERYTECH’s lead product candidate eryaspase (GRASPA®) for clinical and commercial supply in the United States.

The Princeton facility is a 30,900 square foot modern manufacturing facility, designed with the flexibility to expand to support various cell therapy production requirements and capacities. Catalent intends to expand the Princeton site and leverage the experienced staff previously employed by ERYTECH to manufacture a broader portfolio of cell therapies. ERYTECH retained its manufacturing site in Lyon, France and its expertise and capabilities in manufacturing process science to continue innovating in cell therapy manufacturing.

▪Path to BLA in hypersensitive ALL, based on results of NOPHO-sponsored Phase 2 trial

The NOPHO trial evaluated the safety and pharmacological profile of eryaspase in acute lymphoblastic leukemia (ALL) patients who had previously experienced hypersensitivity reactions to pegylated asparaginase therapy. In December 2020, positive trial results were presented at the 2020 American Society of Hematology annual meeting.

◦The Company pursues its interactions with the U.S. Food and Drug Administration (FDA) regarding a potential regulatory approval in this indication based on the NOPHO-sponsored trial. A pre-BLA meeting to discuss the submission of a Biologics License Application (BLA) took place in June 2021 after which the Company confirmed its intention to submit a BLA, subject to successful completion of remaining activities.

The BLA application is now almost completed, and the Company is planning for submission once the FDA has finalized its review of the remaining information requests.

▪rESPECT, Phase 1 investigator-sponsored trial (IST) in first-line pancreatic cancer

rESPECT is a Phase 1 trial, sponsored by the Georgetown Lombardi Comprehensive Cancer Center, evaluating the safety of eryaspase in combination with mFOLFIRINOX as a first-line treatment for locally advanced and metastatic pancreatic cancer in approximately 18 patients.

◦Interim data, presented at ASCO GI in January 2022, confirmed the acceptable safety profile in the trial and showed encouraging clinical activity. Out of the twelve patients enrolled, ten patients have been evaluated for response. They all achieved disease control; five patients had an objective response and five achieved stable disease.

The trial will continue enrolling up to approximately 18 patients. Reporting of data is expected in the third quarter of 2022.

▪ERYCEVTM, novel red blood cell vesiculation technology

ERYTECH presented its red blood cell vesiculation technology at the 24th Meeting of the European Red Cell Society (ERCS) in April 2022.

◦RBC-derived extracellular vesicles are formed naturally during senescence and storage of mature RBCs and are a potentially attractive drug delivery system. Vesiculation of RBCs that have already been loaded with active therapeutic compounds utilizing the ERYCAPS® process, entails the potential of producing cargo-loaded RBC-derived extracellular vesicles for the development of novel therapeutic approaches.

▪Process to review strategic options and partnering alternatives

As announced on October 25th 2021, the Company has appointed a specialized advisor to evaluate its strategic and partnering options. After the transaction with Catalent, the Company continues to evaluate further strategic options to leverage its ERYCAPS® platform with complementary assets and/or a broader corporate transaction.

Q1 2022 Financial Results

▪Key financial figures for the first quarter of 2022 compared with the same period of the previous year are summarized below:

In thousands of euros	Q1 2022 (3 months)	Q1 2021 (3 months)
Revenues	—	—
Other income	539	1,440
Operating income	539	1,440
Research and development	(8,116)	(10,512)
General and administrative	(4,938)	(4,173)
Operating expenses	(13,054)	(14,685)
Operating loss	(12,515)	(13,245)
Financial income	841	2,047
Financial expenses	(236)	(747)
Financial income (net)	605	1,300
Income tax	-	-
Net loss	(11,911)	(11,945)

▪Net loss for the first quarter of 2022 was €11.9 million, stable year-over-year, with a €0.7 million improvement (-5.5%) in operating loss and a €0.7 million decline in net financial income. The €0.7 million improvement in operating loss was attributable to the €2.4 million decrease in preclinical and clinical development expenses, offset in part by the €0.9 million decrease in other income from R&D tax credits, both reflecting the decrease in the Company’s clinical development activities, while general and administrative expenses increased by €0.8 million, mostly related to legal and due diligence expenses for partnering activities.

▪As of March 31, 2022, ERYTECH had cash and cash equivalents totaling €25.1 million (approximately $27.9 million), compared with €33.7 million as of December 31, 2021. The €8.6 million decrease in cash position during the first three months of 2022 was the result of a €10.7 million net cash utilization in operating activities and investing activities and €1.8 million generated in financing activities, including €2.3 million in pre-payment of a portion of the expected 2021 R&D tax credit, while the variation of the U.S. dollar against the euro led to a €0.3 million positive currency exchange impact.

▪The Company has not drawn any new tranche on the convertible note facility (OCABSA) since August 2021 and as of September 2021, there were no outstanding and unconverted notes. The company does not plan to draw any further OCABSA tranche until the expiration of the financing facility in June 2022.

▪The Company believes that its current cash position, including the $44.5 million gross proceeds received upon closing of the transaction with Catalent in April 2022, can fund its current development programs and planned operating expenses to mid-2024.

Key News Flow and Milestones Expected Over the Next 12 Months

▪Targeted BLA submission of eryaspase in hypersensitive ALL (Q3 2022)
▪Results from the Phase 1 rESPECT trial of eryaspase in combination with mFOLFIRINOX in first-line pancreatic cancer (Q3 2022)
▪Data from the randomized Phase 2 TRYbeCA-2 trial of eryaspase in TNBC (Q3 2022)

First Quarter 2022 Conference Call Details

ERYTECH management will hold a conference call and webcast on Friday, May 13, 2022, at 8:30am ET / 2:30 pm CEST on the business highlights and financial results for the quarter ended March 31, 2022. Gil Beyen, CEO, Eric Soyer, CFO/COO, and Iman El-Hariry, CMO, will deliver a brief presentation, followed by a Q&A session.

The audio call is accessible via the below registering link: http://www.directeventreg.com/registration/event/9535729 (Conference ID: 9535729)

Once registered, participants will receive a unique access code and the call number details to join the teleconference.

The webcast can be followed live online via the link:
https://edge.media-server.com/mmc/p/wogqkk58

An archived replay of the call will be available for 7 days by dialing + 1 855 859 2056, Conference ID: 9535729#.

An archive of the webcast will be available on ERYTECH’s website, under the “Investors” section at investors.erytech.com

ERYTECH plans on attending the following upcoming investor conferences:
▪H.C. Wainwright Global Investment Conference (Miami, USA) - May 23-26, 2022
▪Jefferies Global Healthcare Conference (New York, USA) - June 8-10, 2022
▪Spring Midcap Event (Paris, France) - June 23-24, 2022

About ERYTECH and GRASPA®

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase (GRASPA®), which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cells’ altered asparagine and glutamine metabolism. The proof of concept of eryaspase as a cancer metabolism agent was established in different trials in acute lymphoblastic leukemia (ALL) and pancreatic cancer. An investigator sponsored Phase 2 trial (IST) evaluating the use of eryaspase in ALL patients who developed hypersensitivity reactions to pegylated asparaginase recently reported positive results, based on which the Company intends to request approval in the United States and potentially other territories. The Company is also pursuing a Phase 1 investigator-sponsored clinical trial in first-line pancreatic cancer.

Eryaspase received Fast Track designation from the U.S. Food and Drug Administration (FDA) for the treatment of advanced pancreatic cancer and treatment of acute lymphoblastic leukemia (ALL) patients who have developed hypersensitivity reactions to E. coli-derived pegylated asparaginase. The FDA and the European Medicines Agency have granted eryaspase orphan drug status for the treatment of pancreatic cancer and ALL. Eryaspase is not an approved medicine.
ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and expects to be able to produce for patients in the United States through an anticipated long-term supply agreement with Catalent, operating from ERYTECH’s former GMP facility in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.erytech.com

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the clinical results from and the development plans of eryaspase, business and regulatory strategy, expansion of manufacturing capacity and anticipated future performance of ERYTECH and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation, statements regarding ERYTECH’s business strategy and its evaluation of potential strategic transactions; the timing for reporting data from clinical trials; the achievement of certain regulatory and commercial milestones; ERYTECH’s anticipated manufacturing capacity and ability to meet future demand, including the anticipated long-term supply agreement with Catalent, and ERYTECH’s anticipated cash runway and sufficiency of cash resources. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the failure to achieve certain regulatory and commercial milestones; (2) the inability to maintain the listing of ERYTECH’s shares on the Nasdaq Global Select market and the Euronext regulated market; (3) changes in applicable laws or regulations; (4) the possibility that ERYTECH may be adversely affected by other economic, business and/or competitive factors; (5) the inability to agree to terms on a long-term supply agreement with Catalent; and (6) other risks and uncertainties indicated from time to time in ERYTECH’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2021 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on April 27, 2022 and in the Company’s Annual Report on Form 20-F filed with the SEC on April 28, 2022 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.